EXHIBIT 20

                                NEWS RELEASE

Immediate

Mick Lucareli

262.636.8446 - m.b.lucareli@na.modine.com


Modine receives patent decision in Japanese court

     RACINE, Wis., March 28, 2002 - Based on an unfavorable decision from the Japanese patent office Board of Appeals, Modine Manufacturing Company (NASDAQ: MODI) will no longer receive royalty payments in Japan related to its parallel-flow (PF(r)) technology. Since July of 2000, Modine has been receiving royalty payments from certain Japanese competitors related to its PF patents, which expire in 2006. Over the last twelve months, royalties from Japanese companies have accounted for approximately $2.8 million of pretax income. The company is reviewing its options regarding an appeal of the ruling.

     Over the last 10 years, Modine has been defending its PF technology in Japan. Modine had estimated a one-time royalty payment of approximately $29.9 million to cover past infringements if the validity of its PF patent in Japan was confirmed.

     Since this ruling does not effect Modine's royalty income outside of Japan, Modine will continue to collect royalties for PF products produced in Europe and the United States where, to date, its patents have been upheld.

     Modine developed the PF design of heat exchangers with micro-channels in 1986. This technology has proven to be more efficient in heat transfer than other designs and has become the standard in the automotive industry. In addition, Modine's PF technology has helped automakers convert to non-chlorofluorocarbon refrigerants.

     Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.
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     This news release contains forward-looking statements that involve assumptions, risks, and uncertainties, and Modine's actual results, performance, or achievements may differ materially from those expressed or implied in these statements. A detailed discussion of factors that could affect Modine's results are on page 19 of the company's fiscal 2001 Annual Report to Shareholders and in other public filings with the U.S. Securities and Exchange Commission. Modine does not assume any obligation to update any of these forward-looking statements.

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